FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report October 28, 2004

NOVATEL INC.

Commission File No. 0-29004

1120 – 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

The following information is furnished to the SEC.

On October 28, 2004, NovAtel Inc. issued a press release announcing its financial results for the quarter ended October 2, 2004.  A copy of the press release is attached as Exhibit 1.

The following exhibit is furnished as part of this report on Form 6-K:

No.	Document

1.	Press Release dated October 28, 2004 announcing the Company’s Financial Results for the Third Quarter 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: October 28, 2004	By:	/s/ WERNER GARTNER
		Name:	Werner Gartner
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document
1.	Press Release dated October 28, 2004, announcing the Company’s Financial Results for the Third Quarter 2004